Exhibit 99.1

Enerplus Corporation

ANNUAL MEETING OF SHAREHOLDERS

May 6, 2021

VOTING RESULTS

Resolution #1:

By way of electronic ballot, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

Nominees	Number of Votes In Favour	% of Votes Cast	Number of Votes Withheld	% of Votes Cast
Judith D. Buie	126,546,657	99.10	1,152,964	0.90
Karen E. Clarke-Whistler	126,748,448	99.26	951,173	0.74
Ian C. Dundas	126,685,433	99.21	1,014,188	0.79
Hilary A. Foulkes	126,714,407	99.23	985,214	0.77
Robert B. Hodgins	110,044,452	86.17	17,655,169	13.83
Susan M. Mackenzie	125,033,006	97.91	2,666,615	2.09
Elliott Pew	126,655,190	99.18	1,044,431	0.82
Jeffrey W. Sheets	126,843,395	99.33	856,226	0.67
Sheldon B. Steeves	126,530,445	99.08	1,169,176	0.92

Resolution #2:

By way of electronic ballot, the Chairman declared that the shareholders ratified the appointment of KPMG LLP, Chartered Accountants, as auditor for the Company for the ensuing year and the authorization of the directors to fix their remuneration as such.

Proxies Tabulated:

For:	149,374,762	99.64%
Withheld:	537,266	0.36%
Total:	149,912,028	100%

Resolution #3:

By way of electronic ballot, the Chairman declared that the shareholders ratified the ordinary resolution accepting the Corporation’s approach to executive compensation.

Proxies Tabulated:

For:	118,681,349	92.94%
Against:	9,018,269	7.06%
Total:	127,699,618	100%

Dated this 6th day of May 2021

AST TRUST COMPANY (CANADA) SCRUTINEERS

Nazim Nathoo	Kristine Calesso